SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
9-1-02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 20, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Press release dated September 19, 2002: INSTRUMENTARIUM SELLS ITS OPTICAL RETAIL DIVISION TO PEARLE EUROPE.

September 19, 2002 at 4.00 pm

INSTRUMENTARIUM SELLS ITS OPTICAL RETAIL DIVISION TO PEARLE EUROPE

Helsinki - Instrumentarium (Hex: INS.1V, Nasdaq: INMRY) announced today that it has entered into an agreement to sell all the assets and operations of its Optical Retail Division to the Dutch Pearle Europe B.V., a leading European optical retailer for EUR 124.4 million, subject to closing conditions, in an all-cash transaction. Instrumentarium has in connection with the transaction granted the purchaser the right to use the name Instrumentarium as a brand name in these activities in Finland and certain other neighbouring countries.

The annual sales of the businesses to be divested amounted to approximately EUR 104.3 million and operating profit before non-recurring items and amortization of goodwill totaled EUR 10.7 million. The businesses to be divested employed approximately 890 people in four countries in 2001. The transaction is subject to approval from the Finnish and Estonian Competition Authorities and closing is expected in the beginning of November 2002 . The transaction will result in an after-tax gain of approximately EUR 77.8 million, subject to closing conditions, which will be recorded as extraordinary income.

"For over one hundred years Instrumentarium has built a leading position in Finland and the nearby markets in optical retailing. Becoming part of Pearle Europe Group can only strengthen our position with regard to future development of the business," said Pekka Perttilä, Managing Director of Instrumentarium's Optical Retail Division. With the acquisition, Pearle Europe will have 1,140 optical shops in 11 countries (Austria, Belgium, Estonia, Finland, Germany, Italy, The Netherlands, Poland, Portugal, Russia and Sweden).

"Following this divestment, Instrumentarium is wholly focused on opportunities in medical technology. For some time the European optical retail sector has been subject to waves of consolidation. I am therefore pleased to announce the sale of our optical retail businesses to a company whose core business is retailing optical products and services. This agreement helps secure the further development of the region's premier optical retail business", commented Olli Riikkala, President and CEO of Instrumentarium.

About Instrumentarium
Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 90% of sales from its Anesthesia and Critical Care operations (Datex-Ohmeda, Spacelabs Medical and Deio), and additionally operates in Diagnostic Imaging and Infant Care. In 2001 Instrumentarium reported sales of EUR 1,025 million ($ 920 million) and had approximately 5,300 employees. Spacelabs Medical, acquired in July 2002, reported total sales of $ 242 million and had 1,200 employees in 2001. Instrumentarium is listed on the Helsinki Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also www.instrumentarium.com.

September 19, 2002 at 4.00 pm

About Pearle Europe

Pearle Europe B.V. is a leading optical retail chain with a total of 965 stores in Europe and system-wide sales of more than 500 Mio Euro. The 965 Pearle Europe stores can be found in the following countries: In the Benelux 369 stores under the names Pearle and Groeneveld; in Germany 335 stores under the name Apollo Optik; in Austria 63 stores under the name Pearle; in Italy 34 stores under the name Avanzi; in Portugal 130 stores under the name MultiOpticas, and in Poland 34 stores under the name Vision Express. Pearle Europe's shareholders are the Dutch HAL Investments B.V. (68%), the U.S. based optical retailer Cole National (21%) and management (11%). HAL Investments B.V. is an active long-term investor. Its parent company HAL Holding is listed on the Euronext Amsterdam Stock Exchange.

INSTRUMENTARIUM CORPORATION

Olli Riikkala Matti Salmivuori

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Instrumentarium Corporation, Sean Donovan, Director, Investor Relation,
tel. +358 10 394 3645, fax +358 9 146 3515
Pearle Europe B.V., Mel Groot, Managing Director,
tel. +31 78 6527 384, fax +31 78 6527 382

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: September 20,2002 By:_____________________
Matti Salmivuori
Chief Executive Officer

Date: September 20, 2002 By:_____________________
Juhani Lassila
Group Treasurer